UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Borqs Technologies, Inc. (the “Company”) appointed Heung Sang Addy (Dexter) Fong who has served as chairperson of the Company’s audit committee since March 2020 and currently resides in both Hong Kong and China, to replace Mr. Haidong (Henry) Sun, who currently resides in the United States, as the Company’s Chief Financial Officer (“CFO”), effective June 1, 2024. The Board of Directors of the Company (the “Board”) determined it is in the best interest of the Company to have its core management members reside in Asia. As the Company’s CFO, Mr. Fong is no longer deemed an independent member of the Board and has been removed from his position as chairperson of the audit committee and as a Class II Director (a “Class II Director”) of the Board. Mr. Sun’s departure was not the result of any dispute or disagreement with the Company, the Board or its management, or any matter relating to the Company’s operations, policies or practices.

On May 20, 2024, the Board relieved Mr. Shizhu (Steve) Long of his position and duties as a Class II Director due to his currently critical health condition, pursuant to Articles 9.5(b) and 9.7 of the Company’s Amended Memorandum and Articles of Association, effective June 1, 2024. To fill the Class II Director vacancies by Mr. Fong and Mr. Long, the Board appointed Ms. Kaiyue Lin and Mr. Fang-Wei (Steve) Tsao to serve as Class II Directors through the remainder of the term until the 2026 annual general meeting, effective June 1, 2024. In addition, the Board appointed Ms. Lin to serve as the chairperson of the Company’s audit committee and Mr. Tsao to serve as a member of the Company’s compensation committee. The Board has determined that Ms. Lin and Mr. Tsao each qualify to serve as an independent director of the Board in accordance with the rules and regulations of the Securities and Exchange Commission concerning independence.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: June 3, 2024	By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

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